UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

C/O NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No  ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of a Board Member

Wendy Teramoto has resigned from the Board of Directors (the “Board”) of Navigator Holdings Ltd. (the “Company”). Ms. Teramoto’s decision to resign did not arise or result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of a Board Member

The Board has appointed Harold L (Hal) Malone to serve as a Director on the Board until the Company’s 2017 annual meeting of shareholders.

Mr. Malone is the Head of Transportation at WL Ross & Co and replaces Ms. Teramoto, who served on the Board as a nominee of WL Ross & Co. LLC. Prior to joining WL Ross & Co, Mr. Malone served as the chief strategic officer of the Navig8 Group, a fully integrated provider of shipping management services and the world’s largest independent pool and commercial management company. Previously, he was an investment banker focused on the transportation and energy sectors, most recently as a managing director in the maritime group at Jefferies LLC.

Pursuant to our amended and restated Investor Rights Agreement with WL Ross & Co. LLC and certain of its affiliates, dated November 5, 2013, subject to certain exceptions, WL Ross & Co. LLC and certain of its affiliated investment funds owning shares of our common stock (the “WLR Group”) have the right to designate up to two individuals to be nominated to our Board under certain circumstances. Mr. Malone is a designee of the WLR Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: July 17, 2017	By:	/s/ Niall J. Nolan
Name: Niall J. Nolan
Title: Chief Financial Officer

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